Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

1

First Quarter ended March 31, 2015

For information

Jennifer Aitken, MBA
Investor Relations Manager
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2900
Montreal (Quebec)	Phone: 514 397-1410
Canada H3A 3M8	Fax: 514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: TSX – NYSE MKT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three-month period ended March 31, 2015. We recommend that you read this in conjunction with our unaudited interim consolidated financial statements for the quarter ended March 31, 2015, and our audited consolidated financial statements for the year ended December 31, 2014, and the accompanying notes. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except as otherwise noted. With the exception of troy ounces, the data on production are presented in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 16.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2015

  Robust Q1 2015 gold production of 25,859 ounces, a 23% increase over Q1 2014 gold production of 21,002 ounces; Q1 2015 gold sales of 24,791 ounces at an average price of $1,496 (US$1,205), up 21% over gold sales of 20,412 ounces at an average price of $1,441 (US$1,306) in the prior year;

  Q1 2015 cash cost per ounce decreased 16% to $979 (US$789), from $1,169 (US$1,060) in the same quarter last year; All-in sustaining cost (“AISC”) decreased 9% to $1,255 (US$1,011) from $1,384 (US$1,255) in Q1 2014;

  Strong Q1 2015 operating cash flows of $9.1 million, or $0.17 per share, on revenues of $37.2 million, a 183% or $0.11 per share improvement over Q1 2014 operating cash flows of $2.4 million, or $0.06 per share, on revenues of $29.5 million; Q1 2015 net free cash flow of ($0.1) million, or nil per share, compared to ($3.5) million or ($0.09) per share in Q1 2014;

  Q1 2015 net earnings of $4.6 million, or $0.09 per share, versus Q1 2014 net loss of ($1.9) million, or ($0.05) per share, a $0.14 per share improvement;

  2015 gold production guidance of 78,000 – 88,000 ounces maintained;

  Island Gold Mine Q1 accelerated development successfully executed: primary ramp extended to a depth of 675 metres, strategic exploration drift on 620 metre level of the mine extended to a length of 290 metres, and secondary eastern ramp deepened to 470 metres;

  Cash position of $70.7 million, or $1.22 per share, as of March 31, 2015, working capital of $72.2 million, 57.9 million shares outstanding, and low long-term debt of $5.2 million.

“The transition of Island Gold into a higher grade, lower cost mine remains our focus for this year,” commented Mr. Renaud Adams, President and CEO of Richmont Mines. “In this regard we are very pleased with our progress to date, and congratulate our team for successfully implementing our accelerated development plan for the first three months of 2015 both on time and on budget. I am also very happy with the continued strong momentum generated by our operations this quarter. Of particular note was the robust performance of our Quebec assets, which is a testament to the continued daily dedication of our team. These assets delivered cash cost and all-in sustaining cost levels that were below expectations, providing us with increased financial flexibility as we continue to implement our development initiatives at Island Gold.”

02
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

“In this regard, production at Island Gold ramped up throughout the quarter, and we are particularly pleased with the progress that the mine achieved in March. As anticipated, costs at Island Gold were higher in the first quarter, primarily as a result of the large amount of development ore processed in the period, which accounted for 70% of total ore tonnage in the period. I am pleased with our development progress to date and look forward to setting and reaching additional milestones with our team as we continue to implement of our strategic infrastructure and operational improvements, and build on what we believe is the potential for significant long-term growth at Island Gold.”

KEY FINANCIAL DATA1

	Three months ended
	March 31,	March 31,
	2015	2014

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,218	1,293
Average market price (CAN$)	1,512	1,427
Average selling price (US$)	1,205	1,306
Average selling price (CAN$)	1,496	1,441
Average exchange rate (US$/CAN$)[2]	1.2412	1.1033
Ounces of gold sold	24,791	20,412
Average cash cost (US$/ounce)[3]	789	1,060
Average cash cost (CAN$/ounce)[3]	979	1,169
Average AISC (US$/ounce)[4]	1,011	1,255
Average AISC (CAN$/ounce)[4]	1,255	1,384

KEY FINANCIAL DATA
Revenues	37,210	29,468
Net earnings (loss)	4,632	(1,903)
Net earnings (loss) per share	0.09	(0.05)
Cash flows from operating activities	9,130	2,379
Investment in property, plant and equipment	9,225	5,920

	March 31,	December 31,
	2015	2014

Cash	70,687	35,273
Total assets	188,061	148,771
Non-current long-term debt	5,227	5,724
Shareholders’ equity	149,276	107,957
Shares outstanding (thousands)	57,941	48,276

KEY PER SHARE DATA
Stock price (at closing on March 31, 2015 and March 31, 2014)
US$ (NYSE Market)	3.20	1.41
CAN$ (TSX)	4.05	1.56
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to GAAP. Cash cost per ounce, average cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share and all-in sustaining costs are non-GAAP performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with GAAP, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For further information, please refer to section “Non-GAAP financial performance measures” on page 14 of this MD&A.

[2]	The exchange rate represents the average exchange rate for each three-month period.
[3]	The cash cost includes operating costs and royalties.
[4]	The all-in sustaining cost (“AISC”) is an extension of the existing “cash cost” metrics and incorporates costs related to sustaining production.

03
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses the realized price, cash cost and AISC per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

On a quarterly basis, the exchange rate is adjusted to reflect the actual quarterly rate through the end of the quarter.

REVIEW OF FINANCIAL RESULTS

Three-month period ended March 31, 2015

A total of 25,859 ounces of gold were produced in the first three months of 2015, a 23% increase over the prior year levels. Results were driven by a strong performance from the Corporation’s Quebec mines, which was attributable to a combination of increased tonnage, a higher processed grade at both operations, and the addition of 1,624 ounces of gold production derived from the milling of accumulated slag at the Camflo Mill. The robust performance of the Quebec operations was offset by a slightly lower gold production from the Island Gold Mine, where new optimization initiatives and production levels were ramped up during the first quarter in accordance with the Corporation’s 2015 plans. These efforts culminated in an average production of 860 tonnes per day at the Island Gold Mine in March, and yielded a surface stockpile of 6,700 tonnes of ore at the end of the quarter.

The Corporation’s first quarter cash cost per ounce of gold sold on a consolidated basis decreased 16% to $979 (US$789) in 2015, from $1,169 (US$1,060) in the comparable period of 2014. Similarly, first quarter AISC decreased 9% to $1,255 (US$1,011) in 2015, from $1,384 (US$1,255) in the first three months of 2014. These cost level improvements were driven by significantly lower costs at the Beaufor Mine, attributable to improved grades from a more selective mining approach and the 1,624 ounces from the milling of accumulated slag, and lower costs at the Monique Mine that reflected the prioritized milling of higher grade ore. As expected, production costs at Island Gold Mine increased year-over-year primarily as a result of the significantly greater amount of development ore processed during the quarter, for which handling costs are notably higher than ore derived from long-hole stoping. Cost levels are also a result of the ramping up of production, and the implementation of the Corporation’s accelerated mine optimization and development plans.

Revenues increased 26% to $37.2 million in the first quarter of 2015, from $29.5 million in the first quarter of 2014, as a result of a 21% increase in the number of gold ounces sold and a 4% increase in the average Canadian dollar selling price in the current period. A total of 24,791 ounces of gold were sold at an average price of $1,496 (US$1,205) per ounce in the current quarter, versus gold sales of 20,412 ounces and an average realized price of $1,441 (US$1,306) per ounce in the comparable period last year. The variation between the number of gold ounces produced and sold in a given quarter is an inventory adjustment related to the timing of gold pours and resulting gold sales during the period.

Cost of sales totalled $29.4 million in the first quarter of 2015 versus $28.6 million in the comparable period of 2014. The increase was driven by higher processed tonnage at the Beaufor Mine, and elevated costs at the Island Gold Mine due to 70% of total processed tonnage during the three months was higher-cost development ore. The costs at Island Gold were also more elevated due to a significant increase in the amount of pre-production development over prior year levels, a cost which is expensed versus capitalized.

04
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation spent a total of $9.2 million on capital expenditures in the first quarter of 2015, versus $5.9 million in the first three months of 2014. Total capital expenditures of $8.7 million at Island Gold accounted for the majority of total investments in the current period, and consisted of approximately $3.8 million of sustaining investments, out of total planned $19.1 million, and $4.9 million of accelerated development costs, out of a total planned $29.2 million for the year. Capital investments in Quebec, all of which were sustaining, amounted to $0.5 million in the current period.

Exploration and project evaluation costs totalled $1.1 million in the current quarter, versus $0.7 million in the comparable period of 2014. The year-over-year increase is attributable to greater exploration expenses at both the Island Gold and Beaufor mines, where 3,331 and 7,415 metres, respectively, of exploration drilling were completed during the quarter. On a segmented basis, exploration expenses excluding depreciation and exploration tax credits were approximately $0.5 million at the Island Gold Mine and $0.5 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.1 million during the current quarter.

Administration expenses totalled $2.0 million in the first quarter of 2015, $0.3 million or 18% above expenses of $1.7 million in the comparable period of 2014. The increase is primarily attributable to higher levels of share-based compensation and consultant-related costs in the current period.

The Corporation recorded mining and income taxes of $0.3 million for the first quarter of 2015. The taxes include $0.4 million of income tax payable, $0.3 million of mining taxes, offset by revenue of $0.4 million in future mining taxes. For the first quarter of 2014, the mining and income tax expense amounted to $0.3 million, which includes a $0.1 million adjustment in Ontario Mining taxes paid in previous years, and $0.2 million in future Ontario Mining taxes.

The Corporation generated net earnings of $4.6 million, or $0.09 per share, in the first quarter of 2015, a $6.5 million improvement over the net loss of ($1.9) million, or ($0.05) per share, generated in the first quarter of 2014.

First quarter 2015 operating cash flows totalled $9.1 million, or $0.17 per share, compared to Q1 2014 operating cash flows of $2.4 million, or $0.06 per share, a 183% increase on a per share basis. Q1 2015 net free cash flow (operating cash flows less capital expenditures) was ($0.1) million, or nil per share, compared to ($3.5) million, or ($0.09) per share in the year-ago period.

05
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended
	March 31,	March 31,
	2015	2014

Gold Produced
Tonnes	43,785	62,111
Head grade (g/t)	7.87	5.80
Gold recovery (%)	97.19	96.10
Ounces produced	10,764	11,139

Gold Sold
Ounces sold	8,923	10,259
Cash cost per ounce (US$)	1,139	849
AISC per ounce (US$)	1,485	987

Investment in property, plant and equipment	8,715	4,495
Exploration expenses	435	132

Deferred development (metres)	892	455

Diamond drilling (metres)
Definition/Delineation	9,480	8,714
Exploration	3,331	-

The Island Gold Mine produced 10,764 ounces of gold in the first quarter of 2015. Production momentum during the quarter was progressively built up from lower levels in January and February, which were the result of planned underground infrastructure upgrades, to a strong operational performance in March during which the mine produced an average of 860 tonnes of ore per day. The robust execution in March led to establishing a surface stockpile of approximately 6,700 tonnes of ore as at March 31. Results during the quarter benefited from an improved mined grade that was attributable to the selective mining of higher-grade material from the Goudreau Zone, and the addition of good grade development ore from the new resources located below a depth of 400 metres, the latter of which returned a 12% positive grade reconciliation over the resource model. Planned infrastructure and equipment upgrades will continue through 2015 as part of the Corporation’s accelerated development initiatives, which are currently being implemented at the mine to expedite access to the deeper higher grade quality resource base and position the mine for considerable future growth.

06
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

A total of 8,923 ounces of gold were sold from the Island Gold Mine at an average price of $1,503 (US$1,211) per ounce in the first quarter of 2015, versus gold sales of 10,259 ounces at an average price of $1,447 (US$1,312) per ounce in the comparable period of 2014. As anticipated, first quarter 2015 cash costs and AISC were elevated at $1,414 (US$1,139) per ounce and $1,843 (US$1,485) per ounce, respectively, compared to a per ounce cash cost of $937 (US$849) and AISC of $1,089 (US$987) in the same period of 2014. The current quarter’s higher costs per ounce are a result of the fact that 70% of the processed tonnage during the three months was development ore, for which overall costs are notably higher than ore derived from long-hole stoping. The amount of processed development ore is expected to decrease throughout the year, which should favourably reduce costs. The increased unit costs during the quarter are also a result of lower gold sales, and increased production-related development during the quarter, costs that are expensed and not classified as deferred development and are therefore not capitalized. Additionally, the mine’s AISC for the first quarter of 2015 included $3.8 million of accelerated development investments, which included $1.6 million related to work completed on the secondary East Ramp, $0.4 million related to definition drilling, with the remaining investment spent on fixed asset upgrades and other development. The Corporation has planned a total of $19.1 million on sustaining capital expenditures at Island Gold Mine in 2015.

Island Gold Mine Development Update

The accelerated development initiatives currently underway at Island Gold advanced as planned in the first quarter of 2015. The non-sustaining capital expenditures related to these project and exploration initiatives during the quarter totalled $4.7 million. The Corporation successfully advanced all five key areas of accelerated development in the first three months of 2015, specifically:

Ramp development: The main access West Ramp was extended by 25 vertical metres during the first three months of the year to a depth of 675 metres. Work is on schedule to attain a targeted depth of 750 metres by the end of 2015, which would provide mining access to areas between approximately 650 metres and 750 metres of depth, where past assessments have indicated higher grade and greater widths of ore. The secondary East Ramp was extended by 30 vertical metres to a depth of 470 metres as at March 31, and is on schedule to reach a depth of 570 metres by the end of 2015. This will provide access to the Extension 1 and Extension 2 areas of the mine below 400 metres, which will allow for concurrent mining in several parts of the deposit providing greater operational flexibility.

Lateral development on the 620 metre level and delineation drilling program: The exploration drift was extended to the east by 150 metres to a length of approximately 290 metres during the first quarter, ahead of schedule. The drift is currently being used to complete 33,375 metres of delineation drilling, with a total of 4,378 metres completed in the first quarter of 2015. The Corporation anticipates extending the drift by an additional 125 linear metres before the end of Q2 2015, at which point optimal drilling positions will be reached to initiate the planned exploration drilling programs, while the delineation drilling program is also being completed.

Exploration program: The Corporation’s 2015 exploration program is expected to reach 61,000 metres at Island Gold. A total of 3,331 metres of exploration drilling were completed in the first quarter, of which 2,437 metres were from underground and the remaining 894 metres were completed from surface. The two surface drill holes targeted the western extension potential. As planned, the majority of the underground exploration drilling will begin in mid-2015 once the drift has been extended to an approximate length of 415 metres. This will provide optimal drilling positions to explore the potential down plunge to the east, where past drill results have included an intersection of 19.87 g/t Au over 3.93 metres at a vertical depth of 1,203 metres and 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres.

07
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Fixed assets & equipment: An integral part of the Corporation’s development plans for Island Gold includes upgrading mine infrastructure and equipment. Improvements to underground electrical and water pumping lines were completed during the quarter, with additional upgrade investments planned in Q2 and Q3.

Milling & mining studies: The Corporation initiated planned mining and milling studies in conjunction with outside consultants during the quarter. The preliminary results from these studies are expected to be available in Q3 2015. These studies will evaluate mining and milling requirements under various possible growth scenarios, including different shaft options, with the view to advance the most viable scenario to a preliminary economic assessment level by year-end.

Beaufor Mine

	Three months ended
	March 31,	March 31,
	2015	2014

Gold Produced
Tonnes	29,751	23,281
Head grade (g/t)	8.44	5.99
Gold recovery (%)	98.64	98.17
Ounces produced	7,963	4,401

Gold Sold
Ounces sold	8,831	4,302
Cash cost per ounce (US$)	730	1,102
AISC per ounce (US$)	807	1,281

Investment in property, plant and equipment	141	602
Exploration expenses	504	250

Deferred development (metres)	-	251

Diamond drilling (metres)
Definition/Delineation	3,621	1,444
Exploration	7,415	3,709

A total of 7,963 ounces of gold were produced from the Beaufor Mine in the first quarter of 2015, which includes 1,624 ounces derived from the milling of accumulated slag at the Camflo Mill, and represents an 81% increase over the 4,401 ounces produced in the comparable period of 2014. Excluding the milling of the accumulated slag, production increased by 44% over the comparable period in 2014. The improved production level in the current quarter is largely attributable to the head grade of 8.44 g/t that stemmed from the milled slag, a significant increase in tonnage from the higher-grade M Zone, as well as mine sequencing as a result of development work and a more selective mining approach both of which were implemented by the Corporation in 2014.

First quarter 2015 gold sales from the Beaufor Mine totalled 8,831 ounces at an average realized price of $1,489 (US$1,200), compared to gold sales of 4,302 ounces at an average realized price of $1,465 (US$1,328) in the comparable period of 2014. Cash operating costs in the first three months of 2015 were $905 (US$730) per ounce, and AISC were $1,000 (US$807) per ounce. These represented a considerable improvement from the 2014 per ounce cash costs of $1,215 (US$1,102) and AISC of $1,412 (US$1,281), which is attributable to the higher gold sales in the quarter that stemmed from improved grade and planned mine sequencing, as well as the ounces from milled slag, as detailed above. Sustaining expenditures at the Beaufor Mine amounted to $0.8 million in both periods.

08
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Subsequent to a favourable evaluation, the Corporation has decided to proceed with the development of an additional level in the M Zone at depth at the Beaufor Mine, which is expected to extend mining activities in this area of mineralization through the end of 2015. This supplementary production, which had not previously been part of the mine plan, provides the Corporation with additional time to complete further assessments of the deeper Q Zone prior to confirming plans to advance with development of this zone in the future. The Q Zone is located approximately 50 vertical metres below the existing underground workings of the Beaufor Mine, and as such, only limited future development would be required in the event the Corporation decides to proceed. Room and pillar mining in the closer to surface 350 Zone began in the current quarter, with ore from this area accounting for approximately 19% of total tonnage during the three month period.

Monique Mine

	Three months ended
	March 31,	March 31,
	2015	2014

Gold Produced
Tonnes	63,938	51,230
Head grade (g/t)	3.57	2.37
Gold recovery (%)	97.23	96.04
Ounces produced	7,132	3,755

Gold Sold
Ounces sold	7,037	4,251
Cash cost per ounce (US$)	420	1,262
AISC per ounce (US$)	436	1,311

Investment in property, plant and equipment	-	21
Exploration expenses	-	2

The Monique open-pit mine produced a total of 7,132 ounces of gold in the first quarter of 2015, a 90% increase in gold production up from 3,755 ounces in the same period last year. The growth was driven by a 25% increase in processed tonnage and 50% improvement in milled head grade, the latter of which reflects the Corporation’s practice of prioritizing the milling of higher grade material from the slightly lower grade stockpiled material that will be processed later in 2015. The higher grade ore is expected to be completely milled by the end of April, after which the lower-grade material will be processed.

At the end of the first quarter of 2015, the Monique ore stockpile totalled approximately 140,000 tonnes at an average estimated grade of 1.48 g/t Au. Mining of the open pit was completed at the end of January, and the Corporation will process the stockpile from this operation at the Camflo Mill through to September 2015.

First quarter 2015 gold sales from the Monique Mine totalled 7,037 ounces at an average price of $1,498 (US$1,207). This compared to gold sales of 4,251 ounces at an average price of $1,407 (US$1,275) in the first three months of 2014. Monique Q1 2015 cash cost and AISC per ounce were both very low at $521 (US$420) and $541 (US$436), respectively, reflecting strong tonnage levels and a robust grade during the period. These costs included non-cash charges of approximately $18 per ounce related to mining costs incurred and paid for in 2014, but which are only accounted for when the resulting ounces are sold. These results reflect a significant improvement over the cash cost of $1,392 (US$1,262) per ounce and AISC of $1,446 (US$1,311) per ounce in Q1 2014, during which the mine was ramping following the beginning of commercial production on October 1, 2013. The amount of non-cash charges that are included in the Monique quarterly cash cost and AISC per ounce will progressively increase throughout 2015 as the stockpile is depleted, and ore that was mined in 2014 is progressively milled.

09
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FIRST QUARTER NEWS

Management Changes Announced

On February 23, 2015, the Corporation announced the appointment of Mr. Steve Burleton to the position of Vice-President, Business Development. Mr. Burleton has over 18 years of experience in the Canadian investment banking industry and prior to joining Richmont as Vice President, Corporate Development for a publicly traded fertilizer producer with operations in Brazil. Previously, Mr. Burleton served as Managing Director of Investment Banking at Wellington West Capital Markets Inc. and at Scotia Capital Inc. Mr. Burleton is a Chartered Financial Analyst (CFA) and holds an MBA from York University.

On February 27, 2015, Richmont announced that Mr. Rosaire Emond, Chief Operating Officer, had decided to leave the Corporation to pursue other career opportunities, and that Mr. Adams, President and CEO, would oversee the operations and the development plans being implemented at the Corporation’s Island Gold Mine. Consequently, Richmont does not foresee replacing Mr. Emond in the near-term.

Bought-Deal Financing Announced and Successfully Completed

On February 11, 2015, the Corporation announced that it has closed the bought deal financing previously announced on January 20, 2015, and increased on January 21, 2015. The Corporation issued a total of 9.625 million common shares at a price of $4.00 per share, on a bought deal basis, for aggregate gross proceeds of $38.5 million. This included the entire over-allotment option of 1.125 million common shares at a price of $4.00. The bought deal financing was completed through a syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. and included CIBC World Markets Inc., National Bank Financial Inc., BMO Capital Markets, TD Securities Inc., and PI Financial Corp. Richmont received strategic advisory services from Red Cloud Mining Capital Inc. The entire net proceeds of the financing will be applied toward accelerating the transformational development of the higher-grade resource extension at its Island Gold Mine in Ontario currently underway.

Exploration costs

	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

Exploration costs – Mines
Island Gold	435	132
Beaufor	504	250
Monique	-	2

	939	384
Exploration costs - Other properties
Wasamac	18	38
Other	8	6
Project evaluation	104	117

Exploration and project evaluation before depreciation and exploration tax credits	1,069	545

Depreciation	11	23
Exploration tax credits, including adjustments	(16)	155

	1,064	723

10
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Island Gold Mine

The Corporation spent $0.5 million on exploration at the Island Gold Mine during the first quarter of 2015, compared to $0.1 million in the first quarter of 2014. The higher exploration-related expenses are a result of the 3,331 metres of exploration drilling in the current period, versus no exploration drilling in the prior year period when capital allocation focus was on the development of the Island Gold resource extension at depth.

Beaufor Mine

The Corporation spent $0.5 million on exploration at the Beaufor Mine during the first quarter of 2015, compared to $0.3 million in the first quarter of 2014. The higher exploration related expenses are a result of the 7,415 metres of exploration drilling in the current period, versus 3,709 metres of exploration drilling in the prior year period.

QUARTERLY REVIEW

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2015	2014	2014	2014	2014	2013	2013	2013

PRINCIPAL FINANCIAL DATA

Revenues	37,210	29,562	34,215	38,951	29,468	27,828	21,152	17,835

Net earnings (loss) from continuing operations	4,632	1,040	4,369	4,676	(1,903)	(28,686)	(1,146)	(1,090)

Net loss from discontinued operation[1]	-	-	-	-	-	(389)	(709)	-

Net earnings (loss)	4,632	1,040	4,369	4,676	(1,903)	(29,075)	(1,855)	(1,090)

Cash flows from (used in) operating activities	9,130	3,058	8,471	13,371	2,379	8,160	5,038	(2,966)
Investments in property, plant and equipment	9,225	4,452	7,829	4,851	5,920	11,840	6,487	14,218

KEY PER-SHARE DATA

Net earnings (loss) from continuing operations
basic (CAN$)	0.09	0.02	0.09	0.10	(0.05)	(0.72)	(0.03)	(0.03)
diluted (CAN$)	0.08	0.02	0.09	0.10	(0.05)	(0.72)	(0.03)	(0.03)

Net earnings (loss)
basic (CAN$)	0.09	0.02	0.09	0.10	(0.05)	(0.73)	(0.05)	(0.03)
diluted (CAN$)	0.08	0.02	0.09	0.10	(0.05)	(0.73)	(0.05)	(0.03)

OUNCES OF GOLD SOLD	24,791	21,666	24,635	27,790	20,412	20,918	15,438	12,826

KEY PER-OUNCE OF GOLD DATA

Average selling price (CAN$)	1,496	1,361	1,386	1,399	1,441	1,328	1,367	1,389
Average selling price (US$)	1,205	1,198	1,273	1,283	1,306	1,265	1,316	1,358

Average cash cost (US$)	789	864	804	779	1,060	1,102	984	992
Depreciation and depletion (US$)	158	141	223	208	199	298	165	150

Total cost (US$)	947	1,005	1,027	987	1,259	1,400	1,149	1,142
[1] Net of taxes.

11
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenues over the last eight quarters reflects the variation in the number of ounces of gold sold and the average sales price per ounce. Revenues in the first quarter of 2015 and second quarter of 2014 were higher compared to other recent quarters as a result of a greater number of ounces of gold sold, the benefits of which were partially mitigated by a lower average selling price per ounce of gold. The average selling price per ounce of gold sold actually increased year-over-year in the first quarter of 2015 and the third and fourth quarters of 2014 in the Corporation’s operating currency, Canadian dollars, as a result of the weaker Canadian dollar – US dollar exchange rate. Lower revenues in the second quarter of 2013 are primarily attributable to the low number of gold ounces sold. In the second and third quarters of 2013, net earnings were impacted by the Corporation’s expanded exploration and project evaluation program. The net loss generated in the fourth quarter of 2013 was primarily driven by charges totaling $22.7 million, or $0.57 per share, which included a non-cash write-down on the W Zone assets following a reduction in its reserve base, combined with a write-off of deferred income and mining tax assets, and the write-off of financing costs.

Production in Q2 2013 and Q3 2013 reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. In addition to production from these two mines, production in Q4 2013, Q1 2014 and Q2 2014 included ore from the W Zone operation, located on the Beaufor Mine property, as well as the Monique Mine, located in Quebec. Q3 2014 production included contributions from the Island Gold Mine, Beaufor Mine, open-pit Monique Mine and 238 ounces from the W Zone Mine, where operations were concluded at the end of June 2014. Production in Q4 2014 and Q1 2015 included amounts from the Island Gold Mine, Beaufor Mine and the open-pit Monique Mine. Investments in property, plant and equipment have remained elevated over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Net earnings (loss) on a quarterly basis are generally affected by the price of gold, exchange rate, and operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

CASH POSITION

At March 31, 2015, the Corporation’s cash position increased to $70.7 million. This compared to the December 31, 2014 level of $35.3 million, and the February 11, 2015 level of $67.5 million subsequent to the closing of the bought deal financing announced in January 2015 and closed on February 11, 2015. The increase reflects the $36.1 million of net proceeds from this bought deal financing, $9.2 million spent on capital expenditures in the first three months of 2015, and the Corporation’s $9.1 million of operational cash flows during the three-month period. At the end of the first quarter of 2015, Richmont had $72.2 million of working capital, a $37.4 million increase from the $34.8 million at December 31, 2014, primarily reflecting a $35.4 million increase in cash.

CAPITAL RESOURCES

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million shares, and generated aggregate gross proceeds of $38.5 million. A share issue cost of $2.4 million was incurred relating to the issuance of common shares.

During the three-month period ended on March 31, 2015, the Corporation issued 40,000 common shares following the exercise of stock options (none were issued during the three-month period ended on March 31, 2014) and received cash proceeds in the amount of $0.07 million. Contributed surplus was reduced by $0.03 million which represents the recorded fair value of the exercised stock options.

As of March 31, 2015, the Corporation had 57.9 million shares outstanding.

12
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2014 to March 31, 2015 with the exception of the commitment mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2014, please refer to the 2014 Management’s Discussion and Analysis, filed March 3, 2015 and available on the SEDAR website (www.sedar.com).

On March 2015, the Corporation signed a lease for an office in Toronto. The Corporation is committed, under this operating lease beginning in June 2015 and expiring in May 2020, to pay a total sum of $0.76 million. Minimum rental payments amount to $0.09 million for 2015, $0.15 million for 2016 to 2019 and $0.07 million for 2020.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, recoverability of credits relating to resources and credits on duties refundable for losses, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 18, 2015, filed March 3, 2015 and available on the SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments or gold hedging contracts. As at March 31, 2015 and 2014, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the three-month periods ended March 31, 2015 and March 31, 2014, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

The Corporation has classified its cash, receivables (except taxes receivable) and guaranteed investment certificate as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), royalty payments payable, finance lease obligations, contract payment holdbacks and closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables and financial liabilities, which are measured at amortized cost.

Cash, receivables, guaranteed investment certificate and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of royalty payments payable, finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

13
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2014. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2015.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Cash cost per ounce, average cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share and all-in sustaining costs are non-Generally Accepted Accounting Principles (GAAP) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with GAAP, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash cost is comprised of operating costs incurred during the period and applicable royalty payments. All-in sustaining costs is an extension of the existing “cash cost” metrics and incorporates costs related to sustaining production.

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after working capital changes, less investments in property, plant and equipment.

GENERAL INFORMATION

The President and Chief Executive Officer and the Vice-President, Finance, are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Vice-President, Finance are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending March 31, 2015 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 18, 2015, filed March 3, 2015, and available on the SEDAR website (www.sedar.com).

Regulation 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

14
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

15
MAY 7, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 18, 2015, filed March 3, 2015, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at May 6, 2015. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on the SEDAR website (www.sedar.com) and through Richmont Mines’ website (www.richmont-mines.com).

16
MAY 7, 2015	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

First Quarter
Ended March 31, 2015

The interim consolidated financial statements have not been reviewed by the independent auditors of the Corporation

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

CONTINUING OPERATIONS
Revenues (note 2)	37,210	29,468
Cost of sales (note 3)	29,432	28,649

GROSS PROFIT	7,778	819

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	1,064	723
Administration (note 5)	2,044	1,731
Gain on disposal of long-term assets	(78)	(12)
Other revenues	(6)	(9)

	3,024	2,433

OPERATING EARNINGS (LOSS)	4,754	(1,614)

Financial expenses (note 7)	22	27
Financial revenues (note 8)	(239)	(82)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	4,971	(1,559)

MINING AND INCOME TAXES	339	344

NET EARNINGS (LOSS) AND TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	4,632	(1,903)

EARNINGS (LOSS) PER SHARE
Basic	0.09	(0.05)
Diluted	0.08	(0.05)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	53,543	39,596

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	54,516	39,718

The accompanying notes are an integral part of the interim consolidated financial statements.

18
MAY 7, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of shares
Common	38,500	-	-	38,500
Exercise of share options	94	(29)	-	65

Common shares issue costs	(2,391)	-	-	(2,391)

Share-based compensation	-	513	-	513

Transactions with Richmont Mines shareholders	36,203	484	-	36,687

Net earnings and total comprehensive income for the period	-	-	4,632	4,632

BALANCE AT MARCH 31, 2015	180,738	12,826	(44,288)	149,276

The accompanying notes are an integral part of the interim consolidated financial statements.

19
MAY 7, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Share-based compensation	-	329	-	329

Net loss and total comprehensive loss for the period	-	-	(1,903)	(1,903)

BALANCE AT MARCH 31, 2014	132,202	11,582	(59,005)	84,779

The accompanying notes are an integral part of the interim consolidated financial statements.

20
MAY 7, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	March 31,	December 31,
	2015	2014
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash	70,687	35,273
Guaranteed investment certificate	-	474
Receivables	3,512	3,139
Income and mining tax assets	1,362	1,558
Exploration tax credits receivable	4,447	5,300
Inventories (note 9)	15,679	13,814

	95,687	59,558

RESTRICTED DEPOSITS (note 12 a)	1,016	1,016

PROPERTY, PLANT AND EQUIPMENT (note 10)	91,358	88,197

TOTAL ASSETS	188,061	148,771

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	18,503	19,487
Income and mining taxes payable	2,873	3,241
Current portion of long-term debt (note 11)	1,985	1,799
Current portion of asset retirement obligations (note 12 b)	165	194

	23,526	24,721

LONG-TERM DEBT (note 11)	5,227	5,724

ASSET RETIREMENT OBLIGATIONS (note 12 b)	8,064	8,043

DEFERRED INCOME AND MINING TAX LIABILITIES	1,968	2,326

TOTAL LIABILITIES	38,785	40,814

EQUITY
Share capital (note 13)	180,738	144,535
Contributed surplus	12,826	12,342
Deficit	(44,288)	(48,920)

TOTAL EQUITY	149,276	107,957

TOTAL LIABILITIES AND EQUITY	188,061	148,771

The accompanying notes are an integral part of the interim consolidated financial statements.

21
MAY 7, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	4,632	(1,903)
Adjustments for:
Depreciation and depletion	5,216	4,834
Taxes received (paid)	(870)	55
Interest revenues	(139)	(63)
Interest on long-term debt	34	44
Share-based compensation	496	414
Accretion expense – asset retirement obligations	22	27
Gain on disposal of long-term assets	(78)	(12)
Mining and income taxes	339	344

	9,652	3,740

Net change in non-cash working capital items (note 14)	(522)	(1,361)

Cash flows from operating activities	9,130	2,379

INVESTING ACTIVITIES
Guaranteed investment certificate	474	-
Restricted deposits	-	(474)
Interest received	123	82
Property, plant and equipment – Island Gold Mine	(8,715)	(4,495)
Property, plant and equipment – Beaufor Mine	(141)	(602)
Property, plant and equipment – W Zone Mine	-	(233)
Property, plant and equipment – Monique Mine	-	(21)
Property, plant and equipment – Other	(369)	(569)
Disposition of property, plant and equipment	145	177

Cash flows used in investing activities	(8,483)	(6,135)

FINANCING ACTIVITIES
Payment of royalty payments payable	(1,000)	-
Issue of common shares	38,565	-
Common shares issue costs	(2,391)	-
Interest paid	(34)	(44)
Payment of asset retirement obligations	(29)	-
Payment of finance lease obligations	(344)	(250)

Cash flows from (used in) financing activities	34,767	(294)

Net change in cash	35,414	(4,050)

Cash, beginning of period	35,273	17,551

Cash, end of period	70,687	13,501

The accompanying notes are an integral part of the interim consolidated financial statements.

22
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Revenues

Revenues include revenue from gold sales and silver sales.

3.	Cost of sales

The cost of sales includes the following items:

	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

Operating costs	23,669	23,324
Royalties	596	554
Depreciation and depletion	5,167	4,771

	29,432	28,649

23
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

4.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

Island Gold Mine	435	132
Beaufor Mine	504	250
Wasamac property	18	38
Monique Mine	-	2
Other properties	8	6
Project evaluation	104	117

Exploration and project evaluation before depreciation and exploration tax credits	1,069	545

Depreciation	11	23
Exploration tax credits, including adjustments[1]	(16)	155

	1,064	723

1

In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011, and an amount of $4,141 initially recorded as exploration tax credits receivable was then reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in « administration ».

In the first quarter of 2015, the Corporation received the final notice of reassessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for the year 2012. Consequently, the Corporation recorded $350 reduction of the exploration tax credits.

5.	Administration

The administration expenses include the following items:

	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

Salaries, directors’ fees and related benefits	762	713
Share-based compensation	461	350
Depreciation	38	40
Others	783	628

	2,044	1,731

24
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

6.	Share-based compensation

a)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and the remainder vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status of the Corporation’s initial Plan at March 31, 2015 and changes during the three-month period then ended, is presented below:

	Three months ended March 31, 2015
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Options outstanding, beginning of the period	567	7.62
Expired	(210)	7.68

Options outstanding, end of period	357	7.59

Exercisable options, end of period	334	7.39

The following table summarizes information about the Corporation’s Initial Plan at March 31, 2015:

	Options outstanding at March 31, 2015			Exercisable options at March 31, 2015
Exercise Price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (in thousands)	Weighted average exercise price $

$4.51 to $5.41	210	0.6	5.19	210	5.19
$6.86	12	1.2	6.86	9	6.86
$10.87 to $12.03	135	1.6	11.39	115	11.44
	357	1.0	7.59	334	7.39

b)

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

25
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Seven types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (3) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (4) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (5) options that vest on August 8, 2016 and expire five years after the date of grant; (6) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (7) options that vest 100% on the grant date, and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan at March 31, 2015 and changes during the three-month period then ended, is presented below:

	Three months ended March 31, 2015
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Options outstanding, beginning of the period	2,345	3.14
Granted	205	4.15
Exercised	(40)	1.62

Options outstanding, end of period	2,510	3.25

Exercisable options, end of period	839	2.93

The following table summarizes information about the Corporation’s New Plan at March 31, 2015:

Exercise Price	Options outstanding at March 31, 2015			Exercisable options at March 31, 2015
	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (in thousands)	Weighted average exercise price $
$1.08 to $1.62	773	3.6	1.28	359	1.41
$2.02 to $2.34	120	4.2	2.26	28	2.23
$2.51 to $3.05	308	3.6	2.81	240	2.79
$3.73 to $4.36	957	4.5	3.87	71	4.15
$6.57	352	3.1	6.57	141	6.57
	2,510	3.9	3.25	839	2.93

During the quarter ended March 31, 2015, the Corporation granted 7,000 restricted share units at a weighted average price of $4.20 per share for a total of $29. Each restricted share unit is equal in value to one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of 3 years. The number of restricted share units granted as at March 31, 2015, totalled 193,900 units.

26
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

c)

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $1.75 million and the liability to this effect amounts to $940 as at March 31, 2015 ($982 as at December 31, 2014), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)

In addition, 800,000 options were issued outside of the Corporation’s plans on October 16, 2014. These options vest in thirds on December 1st , 2015, and thereafter cumulatively on every December 1st over two years, and expire five years after the date of grant. These options have an exercise price of $2.46. As at March 31, 2015, all options are outstanding and none are exercisable.

e)

During the three-month period ended March 31, 2015, the Corporation granted 205,000 share options to directors and employees (none for the three-month period ended March 31, 2014 to directors and employees). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $2.01 for each option.

7.	Financial expenses

The financial expenses include the following items1:

	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

Accretion expense – asset retirement obligations	22	27

1

The interest on operating mine finance lease obligations is included in operating costs and amounted to $34 for the three-month period ended March 31, 2015 ($44 for the three-month period ended March 31, 2014).

8.	Financial revenues

The financial revenues include the following items:

	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

Interest on cash and on guaranteed investment certificates	139	63
Foreign exchange gain	100	19

	239	82

27
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

9.	Inventories

The inventories include the following items:

	March 31,	December 31,
	2015	2014
	$	$
		(Audited)

Precious metals	924	2,067
Ore	10,917	7,939
Supplies	3,838	3,808

	15,679	13,814

During the three-month period ended March 31, 2014, a write-down of inventories of $271 was recognized as an expense (none in the comparable period of 2015). There was no reversal of write-down during the first three months of 2015 and 2014.

28
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

10.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2015	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	174,517
Additions	-	6,403	339	1,701	8,443	-	-	-	8,443
Disposals and write-off	-	-	-	(218)	(218)	-	(61)	(61)	(279)
Balance at March 31, 2015	5,111	119,113	15,868	39,955	180,047	1,621	1,013	2,634	182,681
Depreciation and depletion
Balance at January 1, 2015	1,270	53,794	9,221	21,123	85,408	456	456	912	86,320
Depreciation and depletion	55	3,562	516	1,037	5,170	27	19	46	5,216
Disposals and write-off	-	-	-	(188)	(188)	-	(25)	(25)	(213)
Balance at March 31, 2015	1,325	57,356	9,737	21,972	90,390	483	450	933	91,323
Carrying amount at March 31, 2015	3,786	61,757	6,131	17,983	89,657	1,138	563	1,701	91,358

29
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

11.	Long-term debt

Long-term debt includes the following financial liabilities:

	March 31,	December 31,
	2015	2014
	$	$
		(Audited)

Royalty payments payable	1,000	2,000
Finance lease obligations	3,476	2,912
Contract payment holdbacks	1,283	1,116
Long-term share-based compensation (note 6 c)	940	982
Closure allowance	513	513

	7,212	7,523

Current portion	1,985	1,799

	5,227	5,724

12.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligations on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

30
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

a)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at March 31, 2015, the Corporation has $117 in restricted deposits with the Quebec government, $601 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2014). The following table provides the allocation of restricted deposits and letters of credit issued as at March 31, 2015:

	March 31,	December 31,
	2015	2014
	$	$
		(Audited)
Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	601	601
Beaufor Mine	107	107
Other	10	10

	718	718

Other	298	298

	1,016	1,016
Letters of credit[1]
Camflo Mill	1,670	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	314	314
Monique Mine	948	948
Beaufor Mine	290	-

	4,201	3,573

1	Since June 30, 2014, letters of credit are secured by a first rank movable mortgage for a maximum amount of $ 6,785.

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at March 31, 2015 and December 31, 2014:

	March 31,	December 31,
	2015	2014
	$	$
		(Audited)

Camflo Mill	3,741	3,731
Island Gold Mine	1,944	1,937
Beaufor Mine and W Zone Mine	848	846
Monique Mine	957	976
Francoeur Mine	739	747

	8,229	8,237

Current portion	165	194

	8,064	8,043

31
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

13.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended March 31, 2015
	Number
	of shares	Amount
	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	48,276	144,535

Issue of common shares for cash	9,665	36,203

Balance, end of period	57,941	180,738

Issue of shares

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38,500. A share issue cost of $2,391 was incurred relating to the issuance of common shares. A deferred tax asset of $637 related to the share issue cost was not recognised.

During the three-month period ended on March 31, 2015, the Corporation issued 40,000 common shares following the exercise of stock options (none during the three-month period ended on March 31, 2014) and received cash proceeds in the amount of $65. Contributed surplus was reduced by $29 which represents the recorded fair value of the exercised stock options.

14.	Consolidated statements of cash flows

	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

Change in non-cash working capital items

Receivables	(357)	245
Exploration tax credits receivable	853	77
Inventories	(1,865)	(1,096)
Payables, accruals and provisions	847	(587)

	(522)	(1,361)

Supplemental information

Change in payables, accruals and provisions related to property, plant and equipment	1,831	(191)

32
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

15.	Commitment

On March 2015, the Corporation signed a lease for an office in Toronto. The Corporation is committed, under this operating lease beginning in June 2015 and expiring in May 2020, to pay a total sum of $760. Minimum rental payments amount to $87 for 2015, $152 for 2016 to 2019 and $65 for 2020.

16.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2015 compared to annual financial statements of 2014 in the basis of segmentation or the basis of evaluation of segment result.

	Three months ended March 31, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	23,772	13,438	37,210	-	37,210
Cost of sales	13,775	15,657	29,432	-	29,432

Gross profit	9,997	(2,219)	7,778	-	7,778

Exploration and project evaluation	504	435	939	125	1,064
Administration	-	-	-	2,044	2,044
Loss (gain) on disposal of long-term assets	(108)	11	(97)	19	(78)
Other revenues	(2)	(4)	(6)	-	(6)

	394	442	836	2,188	3,024

Operating earnings (loss)	9,603	(2,661)	6,942	(2,188)	4,754

Financial expenses	14	8	22	-	22
Financial revenues	-	-	-	(239)	(239)

Earnings (loss) before taxes	9,589	(2,669)	6,920	(1,949)	4,971

Addition to property, plant and equipment	510	8,715	9,225	-	9,225

33
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

	March 31, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	21,029	12,362	33,391	62,296	95,687
Restricted deposits	369	601	970	46	1,016
Property, plant and equipment	7,030	82,260	89,290	2,068	91,358

Total assets	28,428	95,223	123,651	64,410	188,061

Current liabilities	5,785	12,767	18,552	4,974	23,526
Long-term debt	1,514	2,773	4,287	940	5,227
Asset retirement obligations	5,491	1,944	7,435	629	8,064
Deferred income and mining tax liabilities	-	-	-	1,968	1,968

Total liabilities	12,790	17,484	30,274	8,511	38,785

	Three months ended March 31, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	14,582	14,886	29,468	-	29,468
Cost of sales	16,550	12,099	28,649	-	28,649

Gross profit	(1,968)	2,787	819	-	819

Exploration and project evaluation	252	132	384	339	723
Administration	-	-	-	1,731	1,731
Gain on disposal of long-term assets	-	(12)	(12)	-	(12)
Other revenues	(2)	-	(2)	(7)	(9)

	250	120	370	2,063	2,433

Operating earnings (loss)	(2,218)	2,667	449	(2,063)	(1,614)

Financial expenses	20	7	27	-	27
Financial revenues	6	-	6	(88)	(82)

Earnings (loss) before taxes	(2,244)	2,660	416	(1,975)	(1,559)

Addition to property, plant and equipment	1,425	4,495	5,920	-	5,920

34
MAY 7, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

	March 31, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	11,305	8,781	20,086	12,859	32,945
Restricted deposits	581	594	1,175	2,720	3,895
Property, plant and equipment	16,508	64,807	81,315	3,117	84,432

Total assets	28,394	74,182	102,576	18,696	121,272

Current liabilities	8,475	9,772	18,247	3,463	21,710
Long-term debt	1,573	2,716	4,289	809	5,098
Asset retirement obligations	5,471	1,669	7,140	490	7,630
Deferred income and mining tax liabilities	-	-	-	2,055	2,055

Total liabilities	15,519	14,157	29,676	6,817	36,493

17.	Approval of Financial Statements

The interim consolidated financial statements for the period ending March 31, 2015 were approved for publication by the Board of Directors on May 6, 2015.

35
MAY 7, 2015	RICHMONT MINES INC.

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